

Ed Vincent · 3rd in

Tech Founder | Advisor | Entertainment CEO | Data & Growth Expert | Venture Capital

New York, New York · 500+ connections · Contact info

festivalPass

Massachusetts Insti
Technology

Experience

Founder & CEO

festivalPass · Full-time

Apr 2020 – Present · 2 mos

New York, New York, United States

The world's first festival and live events subscription marketplace providing access to thousands of experiences around the globe across music, film, food and wine, art, sports, theater, lifestyle, and tech & innovation experiences.

Predict Ventures

6 yrs

Strategic Advisor

Apr 2020 – Present · 2 mos

New York, New York, United States

Founder & Partner

Jun 2014 – Apr 2020 · 5 yrs 11 mos

Greater New York City Area

Predict Ventures is holding company for data related companies that have been incubated fron Predict Analytics Team.

...see mor

Connected Intelligence

4 yrs 5 mos

Strategic Advisor
Apr 2020 – Present · 2 mos
New York, New York, United States

Co-Founder & Partner
Jan 2016 – Apr 2020 · 4 yrs 4 mos
Greater New York City Area

Connected Intelligence is an AI data platform that unlocks scale-able monetization using unique data sets in large under-monetized industries. Our mission is to aggregate and activate one of the largest and unique consumer data sets with proprietary data in industries in which we operate. Social. Entertainment. Financial. Health. Smart Cities.

Predict Analytics

6 yrs

Strategic Advisor
Apr 2020 – Present · 2 mos
New York, New York, United States

Founder & Partner
Jun 2014 – Apr 2020 · 5 yrs 11 mos
New York, NY

Predict Analytics is the trusted adviser to some of the biggest brands in the television and media industry. As a data driven consulting firm, our top consultants are the cornerstone of ou ability to serve our clients. Our consultants include technology company Founders, CEO's, CTO's and business process leaders. ...see mor

Advisor

Allscope
Mar 2018 – Present · 2 yrs 3 mos
Greater New York City Area

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Education

Massachusetts Institute of Technology

EO: Entrepreneurial Masters Program, Business

2016 – 2018

The Entrepreneurial Masters Program (EMP), formerly known as the “Birthing of Giants”, is considered one of the most prestigious entrepreneurial training programs in the world. EMP is jointly hosted by the world-renowned MIT Enterprise Forum and Entrepreneurs’ Organization (EO). Each class is comprised of 65 global entrepreneurs operating across all industries throughout the world. Over a three year period, classes are conducted in 4 day increments the Endicott House, one of MIT's suburban campuses. Former graduates of this prestigious program include: Michael Dell of Dell Computers, Jim McCann founder 1-800-FLOWERS, Tomas Golisano founder of Paychex, and Ted Leonisis Vice Chairman of AOL. Professors include Harvard Business School & MIT Sloan School of Management faculty, as well as former EMP Graduates and other successful entrepreneurs.

The College of New Jersey

BS, Finance

1991 – 1995